July 11, 2006

Mr. Curtis Sikorsky
Chief Financial Officer
Cardiome Pharma Corp.
6190 Agronomy Road, 6th Floor
Vancouver, British Columbia, Canada V6T 1Z3

Re: Cardiome Pharma Corp.
Form 40-F for the Fiscal Year Ended December 31, 2005
Filed April 3, 2006
File No. 000-29338

Dear Mr. Sikorsky:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements, page 1

16. Reconciliation of Generally Accepted Accounting Principles, page 25

1.   Please clarify for us how you accounted, under Canadian and U.S. GAAP, for the future income tax recovery recognized in each period presented. As the future recovery recognized for 2004 and 2005 appears to significantly exceed the total future tax assets at December 31, 2004 and 2005, respectively, as there did not appear to be any cash flows related to income taxes, it is unclear how the future recovery was reflected in the net tax liability reported under Canadian GAAP. In

addition, it is unclear why there appears to have been a significant difference with the net tax liabilities reported under Canadian and U.S. GAAP only at December 31, 2004, but not at December 31, 2005, and why there appears to have been no corresponding difference reflected in the net loss reported under U.S. GAAP. In your response, please also explain how your accounting under U.S. GAAP was consistent with SFAS 109 and any other relevant U.S. GAAP literature.

2. Please clarify for us how you accounted, under U.S. GAAP, for the intangible assets that, under Canadian GAAP, had arisen from the acquisition of Cardiome, Inc. and were subsequently written down in 2004 and 2005. As your Form 40-F for December 31, 2003 indicated that Cardiome, Inc. was a development stage company and as the write downs appear to have resulted from the discontinuation of your research and development efforts to pursue certain indications of Oxypurinol, it is unclear whether these amounts, under U.S. GAAP, should have initially been expensed as acquired in-process research and development. As these write downs did not appear to result in any differences under U.S. GAAP, please tell us how apparently accounting for these amounts as intangible assets was consistent with SFAS 2 and any other relevant U.S. GAAP literature.

* * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Oscar Young, Senior Staff Accountant, at (202) 551-3622, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant